Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT

THE FIRST EXTRAORDINARY GENERAL MEETING 2022

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2022 (the “EGM” or “Meeting”) held on Wednesday, 27 April 2022. All resolutions were duly passed.

VOTING RESULTS AT THE EGM

The EGM was held on Wednesday, 27 April 2022 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the EGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on the resolutions proposed at the EGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 21,578,708,017 voting shares of the Company, representing 76.345067% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of laws and regulations including the Company Law of the People’s Republic of China (《 中 華 人民共和國公司 法》), the Rules for Shareholders’ Meetings of Listed Companies (《 上市公司股東大 會規 則》), the Self-regulatory Guidelines for Listed Companies on the Shanghai Stock Exchange No. 1 – Regulation of Operations (《 上海證券交易所上市公司自律監管指引第 1 號 —規範運 作》) and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting		57

including:	number of holders of A Shares	56

	number of holders of H Shares	1

Total number of shares with voting rights		21,578,708,017

including:	total number of shares held by holders of A Shares	19,365,632,806

	total number of shares held by holders of H Shares	2,213,075,211

Percentage to the total number of shares with voting rights		76.345067%

including:	percentage of shares held by holders of A Shares	68.515248%

	percentage of shares held by holders of H Shares	7.829819%

Note :	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

Executive Director Mr. Su Hengxuan was elected by the majority of the Board members to chair the Meeting. Six out of the nine Directors of the Company attended the Meeting, while Executive Director Ms. Huang Xiumei, and Non-executive Directors Mr. Yuan Changqing and Mr. Wang Junhui were unable to attend due to the epidemic prevention and control. One out of the five Supervisors of the Company attended the Meeting, while Chairman of the Board of Supervisors Mr. Jia Yuzeng, and Supervisors Mr. Niu Kailong, Mr. Cao Qingyang and Mr. Lai Jun were unable to attend due to the epidemic prevention and control. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares

As ordinary resolutions

1	To consider and approve the election of Mr. Bai Tao as an Executive Director of the seventh session of the Board of Directors of the Company.	Holders of A Shares	19,365,405,297	99.998825	227,509	0.001175	0	0.000000	19,365,632,806
		Holders of H Shares	2,089,684,118	94.424451	122,681,090	5.543467	710,003	0.032082	2,213,075,211
		Total	21,455,089,415	99.427127	122,908,599	0.569583	710,003	0.003290	21,578,708,017

	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Bai Tao is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

2	To consider and approve the election of Mr. Huang Yiping as an Independent Director of the seventh session of the Board of Directors of the Company.	Holders of A Shares	19,365,631,306	99.999992	1,500	0.000008	0	0.000000	19,365,632,806
		Holders of H Shares	2,209,215,818	99.825609	3,149,555	0.142316	709,838	0.032075	2,213,075,211
		Total	21,574,847,124	99.982108	3,151,055	0.014602	709,838	0.003290	21,578,708,017

	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Huang Yiping is subject to the approval of the CBIRC.

3	To consider and approve the election of Ms. Chen Jie as an Independent Director of the seventh session of the Board of Directors of the Company.	Holders of A Shares	19,365,631,306	99.999992	1,400	0.000007	100	0.000001	19,365,632,806
		Holders of H Shares	2,208,990,388	99.815423	3,370,405	0.152295	714,418	0.032282	2,213,075,211
		Total	21,574,621,694	99.981063	3,371,805	0.015626	714,518	0.003311	21,578,708,017

	The resolution was duly passed as an ordinary resolution. The qualification of Ms. Chen Jie is subject to the approval of the CBIRC.

4	To consider and approve the outline of the “14th Five-Year Development Plan” of the Company.	Holders of A Shares	19,365,464,306	99.999130	168,500	0.000870	0	0.000000	19,365,632,806
		Holders of H Shares	2,199,185,857	99.372396	13,304,283	0.601167	585,071	0.026437	2,213,075,211
		Total	21,564,650,163	99.934853	13,472,783	0.062436	585,071	0.002711	21,578,708,017

	The resolution was duly passed as an ordinary resolution.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 1 to 3 proposed at the EGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %

As ordinary resolutions

1	To consider and approve the election of Mr. Bai Tao as an Executive Director of the seventh session of the Board of Directors of the Company.	41,875,297	99.459635	227,509	0.540365	0	0.000000

2	To consider and approve the election of Mr. Huang Yiping as an Independent Director of the seventh session of the Board of Directors of the Company.	42,101,306	99.996437	1,500	0.003563	0	0.000000

3	To consider and approve the election of Ms. Chen Jie as an Independent Director of the seventh session of the Board of Directors of the Company.	42,101,306	99.996437	1,400	0.003325	100	0.000238

The full text of the resolutions is set out in the circular and notice of the EGM dated 11 March 2022.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 April 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

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